Exhibit 99

Nine Argentine Corporations Downgraded To ’CCC+’ On Higher Transfer And Convertibility Risks, Outlook Still Negative

May 8, 2020

BUENOS AIRES (S&P Global Ratings) May 8, 2020--S&P Global Ratings lowered its foreign and local currency ratings on the following companies to ‘CCC+’ from ‘B-’. The outlook on these entities remains negative:

•  AES Argentina Generacion S.A;

•  CAPEX S.A.;

•  Compania General de Combustibles S.A. (CGC);

•  Telecom Argentina S.A.;

•  Transportadora de Gas del Sur S.A. (TGS);

•  Pampa Energia S.A.;

•  Petroquimica Comodoro Rivadavia S.A. (PCR);

•  YPF Energia Electrica S.A.; and

•  YPF S.A.

PRIMARY CREDIT ANALYSTS

Amalia E Bulacios

Buenos Aires

(54) 11-4891-2141

amalia.bulacios

@spglobal.com

Melisa A Casim

Buenos Aires

(54) 11-4891-2178

Melisa.Casim

@spglobal.com

Diego H Ocampo

Buenos Aires

(54) 114-891-2116

diego.ocampo

@spglobal.com

Francisco Gomez Comelli

Buenos Aires

The downgrades follow the downward revision of our Transfer & Convertibility (T&C) assessment on Argentina to ‘CCC+’ from ‘B-’. The latter reflects the increasing restrictions the sovereign has put in place for corporations and individuals to buy foreign currencies and import goods in order to protect the sovereign’s international reserves. Macroeconomic imbalances have continued to mount and led to depreciation of both official and market foreign exchange rates in recent weeks. Given that the authorities aim to mitigate imbalances with some additional foreign exchange restrictions, we believe the risks to our T&C assessment have risen somewhat. The T&C reflects our perception of the risk of the sovereign interfering with the ability of domestic companies to access, convert, and transfer money abroad, which is essential for the affected companies to service their financial obligations, many of which are denominated in foreign currency, particularly dollars. Our ‘CCC+’ T&C assessment remains much higher than the ‘SD’ foreign currency sovereign credit rating because the government continues to signal that tightened capital controls don’t apply to principal and interest payments for most nonsovereign entities. In recent months, including this week among the tighter restrictions, various entities have accessed foreign exchange at the official rate and made timely debt-service payments.	(54) 114-891-2112 Francisco.Comelli @spglobal.com

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Nine Argentine Corporations Downgraded To ‘CCC+’ On Higher Transfer And Convertibility Risks, Outlook Still Negative

The ratings on these entities are capped at Argentina’s T&C level, because we continue to believe that none of them would be able to continue honoring their foreign currency obligations under potential restrictions on access to foreign currency and/or restrictions on the ability to transfer money abroad.

AES Argentina Generacion, CAPEX, TGS, and Telecom Argentina bear some form of currency mismatch due to their large proportion of debts in dollars while the bulk of their cash flows are generated domestically in Argentine pesos.

In addition to their domestic focus, CGC, PCR, Pampa Energia, and YPF are suffering from record low demand due to lockdowns imposed to contain the COVID-19 pandemic, and they all have a meaningful portion of their debts in dollars. Additionally, exports wouldn’t be a viable option to these companies because international oil and gas prices are virtually half of those in the domestic markets and barely cover operating costs.

YPF Energia Electrica is also exposed to Argentina’s T&C risks because it’s expanding its asset base entirely in the country through its $400 million 2026 bond that it issued in July 2019. The outlook on these entities remains negative, reflecting the potential further deterioration in their credit quality because of the worsening business conditions, greater volatility in exchange rate, and the consequences of the sovereign’s debt restructuring on the domestic economy. Furthermore, potential further restrictions to access and/or transfer funds abroad could increase drastically our perception of risk. The latter could result from a deeper recession, along with increasing inflation, which could in turn reduce the companies’ ability to generate enough revenue in domestic currency to convert into the needed funds for servicing the dollar-denominated debt obligations. We could raise the ratings if our perception of the T&C risk diminishes.

For a complete rationale on our action on Argentina please read “Argentina Transfer And Convertibility Assessment Revised To ‘CCC+’ From ‘B-’”.

Related Criteria

• General Criteria: Group Rating Methodology, July 1, 2019

• Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019

• Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018

• General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015

• Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014

• Criteria | Corporates | Industrials: Key Credit Factors For The Telecommunications And Cable Industry, June 22, 2014

• Criteria | Corporates | Industrials: Key Credit Factors For The Midstream Energy Industry, Dec. 19, 2013

• Criteria | Corporates | Utilities: Key Credit Factors For The Regulated Utilities Industry, Nov. 19, 2013

• Criteria | Corporates | General: Corporate Methodology, Nov. 19, 2013

• General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013

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Nine Argentine Corporations Downgraded To ‘CCC+’ On Higher Transfer And Convertibility Risks, Outlook Still Negative

•  General Criteria: Ratings Above The Sovereign - Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013

•  General Criteria: Methodology: Industry Risk, Nov. 19, 2013

•  General Criteria: Methodology: Management And Governance Credit Factors For Corporate Entities, Nov. 13, 2012

•  General Criteria: Criteria For Assigning ‘CCC+’, ‘CCC’, ‘CCC-’, And ‘CC’ Ratings, Oct. 1, 2012

•  General Criteria: Stand-Alone Credit Profiles: One Component Of A Rating, Oct. 1, 2010

•  General Criteria: Use Of CreditWatch And Outlooks, Sept. 14, 2009

Ratings List

Downgraded
	To	From
CAPEX S.A.
Issuer Credit Rating	CCC+/Negative/—	B-/Negative/—
Senior Unsecured	CCC+	B-
Transportadora de Gas del Sur S.A. (TGS)
Issuer Credit Rating	CCC+/Negative/—	B-/Negative/—
Senior Unsecured	CCC+	B-
Pampa Energia S.A.
Issuer Credit Rating	CCC+/Negative/—	B-/Negative/—
Senior Unsecured	CCC+	B-
Telecom Argentina S.A.
Issuer Credit Rating	CCC+/Negative/—	B-/Negative/—
Senior Unsecured	CCC+	B-
AES Argentina Generacion S.A
Issuer Credit Rating	CCC+/Negative/—	B-/Negative/—
Senior Unsecured	CCC+	B-
YPF S.A.
Issuer Credit Rating	CCC+/Negative/—	B-/Negative/—
Senior Unsecured	CCC+	B-
YPF Energia Electrica S.A.
Issuer Credit Rating	CCC+/Negative/—	B-/Negative/—
Senior Unsecured	CCC+	B-
Downgraded; CreditWatch/Outlook Action
Compania General de Combustibles S.A.
Issuer Credit Rating	CCC+/Negative/—	B-/Watch Neg/—
Senior Unsecured	CCC+	B-/Watch Neg

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Nine Argentine Corporations Downgraded To ‘CCC+’ On Higher Transfer And Convertibility Risks, Outlook Still Negative

Downgraded
	To	From
Petroquimica Comodoro Rivadavia S.A.
Issuer Credit Rating	CCC+/Negative/—	B-/Watch Neg/—

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings’ public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

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Nine Argentine Corporations Downgraded To ‘CCC+’ On Higher Transfer And Convertibility Risks, Outlook Still Negative

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